Exhibit 99.1

中 國 海 洋 石 油 有 限 公 司

CNOOC LIMITED

Press release – For Immediate Release

CNOOC Limited Announces Liuhua 29-2 Gas Field

Commences Production

(Hong Kong, May 6, 2021) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced that Liuhua 29-2 gas field has commenced production.

The Liuhua 29-2 gas field is located in the eastern South China Sea, 300 kilometers southeast of Hong Kong, with water depth of about 750 meters. A new subsea wellhead has been built, with 1 development well planned, which will fully utilize the existing production facilities of Liwan 3-1 gas field and other deepwater gas fields. It is expected to reach a peak production of approximately 41 million cubic feet of natural gas per day in 2021.

CNOOC Limited holds 100% interest of Liuhua 29-2 gas field and acts as the operator.

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Bunny Lee

Porda Havas International Finance Communications Group

Tel: +852 3150 6707

Fax: +852 3150 6728

E-mail: cnooc.hk@pordahavas.com